MOL HUNGARIAN OIL AND GAS PLC.
Finance

03 MAR 25 AM 7:21

5th March, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03007665

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Rt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Enclosure

dlw 3/27

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

5 March, 2003

MOL HUNGARIAN OIL AND GAS PLC SOLD ROTARY DRILLING RT.

MOL Hungarian Oil and Gas Company announces that as a further step in its non-core business divestment strategy, following a competitive tender process it has sold its indirectly controlled 100% owned subsidiary ROTARY Drilling Rt. to ROTARY 2003 Befektetési és Tanácsadó Kft., a Hungarian company. The purchase price to be paid for the company is HUF 3 billion. The transaction is not expected to have a significant effect on MOL's income statement.

The completion of the transaction is subject to the approval of Hungarian Competition Office. The proceeds of the transaction will be received after the approval of the Hungarian Competition Office is given.

ROTARY Drilling Rt. is the dominant service provider of well drilling and maintenance services to the domestic oil and gas exploration and production market. Following this transaction, MOL will continue the co-operation with Rotary Drilling Rt. within the framework of a medium term contract.

The sale of ROTARY Drilling Rt. represents a successful step in the divestment of MOL's non-core companies and releases significant capital employed.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924